News Release

Stantec assists Metro Purple Line Extension Project on Section 1

“Halfway There” Construction Milestone

Edmonton, AB; New York, NY; Los Angeles, CA June 6, 2019 NYSE, TSX:STN

Stantec—as a senior member of the Westside Extension Support Team (WEST) joint venture—is providing construction management support services to assist the Los Angeles County Metropolitan Transportation Authority (Metro) in overseeing the design-build station and tunnel contracts, and design-bid-build utility contracts for the high-priority Purple Line Extension project, which celebrated a major milestone on June 2—the halfway completion mark for construction on Section 1, the first four-mile subway section between Koreatown and Beverly Hills.

The project, which comprises three different construction sections, is set to significantly improve mobility between downtown Los Angeles and West Los Angeles. Stantec’s services include administration of the construction contracts and documenting that construction is completed safely and to Metro’s contract specifications. In addition to Stantec, the WEST joint venture includes 13 small business partners—9 of whom are Disadvantaged Business Enterprises.

The critically important Purple Line Extension Project will provide a high-capacity, reliable transit alternative for commuters to travel between downtown Los Angeles, the Miracle Mile, Beverly Hills, Century City, and Westwood, where stations will be near UCLA and the VA Hospital. From the current terminus at Wilshire/Western, the Purple Line will extend westward for about nine miles and add seven new stations, providing easy access to the Westside, the region’s second-largest job center. Travel time between downtown Los Angeles and Westwood is expected to be about 25 minutes. Section 1 of the Purple Line project will add three new stations at Wilshire and La Cienega, Wilshire and Fairfax, and Wilshire and La Brea, as well as a new maintenance of way facility. A pair of tunnel-boring machines (TBMs), named Elsie and Soyeon, began work on the four miles of tunnels required for Section 1 in October 2018.

“Reaching the ‘halfway there’ mark is an exciting milestone in this critical transit project,” said Paul Ryan, Stantec’s administrative project manager overseeing the construction support services contract. “We are honored to collaborate with Metro as we work to provide greater transit options for residents of Los Angeles. It’s exciting to see how far we’ve come.”

Stantec has worked with Metro for more than a decade and previously provided construction management support services for the Interstate 405 – Sepulveda Pass Improvements Project which improves travel between the San Fernando Valley, the Westside and Los Angeles International Airport. In addition to the Purple Line Extension Section 1, Stantec is currently involved in several critical LA-area transportation projects with Metro, including providing construction management support on the Crenshaw/LAX Corridor project; providing construction management support for the Southwestern Yard Maintenance Facility; and leading the design for the new Willowbrook/Rosa Parks Station Improvement project, which will expand and provide a more efficient passenger experience at one of LA’s busiest Metro stations.

“We are proud to have a longstanding relationship with Metro, one of the largest public transit agencies in the U.S.,” said Dean Palumbo, Stantec senior vice president and principal in charge on Purple Line Extension Section 1. “Purple Line Extension Section 1 is the latest in a long line of impactful projects for which we’ve supported Metro, and we are proud to see it reach such a significant milestone. Once complete, the Purple Line project will make a tangible difference in the lives of Angelenos, significantly reducing cross-city travel time.”

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers,

scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

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